Exhibit 99.1
STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2024
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except per share data)
	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$91,089	$82,585
Short-term bank deposits	70,000	80,000
Accounts receivable, net of allowance for credit losses of $1,455 and $1,449 as of March 31, 2024 and December 31, 2023, respectively	155,349	172,009
Inventories	195,060	192,976
Prepaid expenses	9,507	7,929
Other current assets	21,090	24,596

Total current assets	542,095	560,095
Non-current assets
Property, plant and equipment, net	189,942	197,552
Goodwill	99,121	100,051
Other intangible assets, net	121,195	127,781
Operating lease right-of-use assets	17,577	18,895
Long-term investments	116,285	115,083
Other non-current assets	13,820	14,448

Total non-current assets	557,940	573,810

Total assets	$1,100,035	$1,133,905

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$37,806	$46,785
Accrued expenses and other current liabilities	32,620	36,656
Accrued compensation and related benefits	37,402	33,877
Deferred revenues- short-term	54,480	52,610
Operating lease liabilities - short-term	5,898	6,498

Total current liabilities	168,206	176,426
Non-current liabilities
Deferred revenues - long-term	19,193	23,655
Deferred income taxes - long-term	537	723
Operating lease liabilities - long-term	11,392	12,162
Contingent consideration - long-term	11,569	11,900
Other non-current liabilities	22,988	24,200

Total non-current liabilities	65,679	72,640

Total liabilities	$233,885	$249,066

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 70,440 shares and 69,656 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	$197	$195
Additional paid-in capital	3,100,445	3,091,649
Accumulated other comprehensive loss	(8,583)	(7,079)
Accumulated deficit	(2,225,909)	(2,199,926)
Total equity	866,150	884,839

Total liabilities and equity	$1,100,035	$1,133,905
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)	Three Months Ended March 31,
	2024	2023

Revenues
Products	$99,196	$100,971
Services	44,854	48,406
	144,050	149,377
Cost of revenues
Products	49,757	51,113
Services	30,396	32,869
	80,153	83,982

Gross profit	63,897	65,395

Operating expenses
Research and development, net	23,977	21,475
Selling, general and administrative	64,373	60,717
	88,350	82,192

Operating loss	(24,453)	(16,797)

Financial income, net	1,217	773

Loss before income taxes	(23,236)	(16,024)

Income tax expenses	716	3,775

Share in losses of associated companies	(2,031)	(2,425)

Net loss	$(25,983)	$(22,224)

Net loss per share - basic and diluted	$(0.37)	$(0.33)

Weighted average ordinary shares outstanding - basic and diluted	69,993	67,583

Comprehensive loss
Net loss	(25,983)	(22,224)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(2,186)	(2,245)

Unrealized gains on derivatives designated as cash flow hedges	682	1,255
Other comprehensive loss, net of tax	(1,504)	(990)
Comprehensive loss	$(27,487)	$(23,214)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2024
	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2023	69,656	$195	$3,091,649	$(2,199,926)	$(7,079)	$884,839
Issuance of shares in connection with stock-based compensation plans	784	2	147	—	—	149
Stock-based compensation	—	—	8,649	—	—	8,649
Comprehensive loss	—	—	—	(25,983)	(1,504)	(27,487)
Balance as of March 31, 2024	70,440	$197	$3,100,445	$(2,225,909)	$(8,583)	$866,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2023
	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2022	67,086	$187	$3,048,915	$(2,076,852)	$(12,818)	$959,432
Issuance of shares in connection with stock-based compensation plans	1,017	3	1	—	—	4
Stock-based compensation	—	—	8,241	—	—	8,241
Comprehensive loss	—	—	—	(22,224)	(990)	(23,214)
Balance as of March 31, 2023	68,103	$190	$3,057,157	$(2,099,076)	$(13,808)	$944,463
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
(in thousands)	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net loss	$(25,983)	$(22,224)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	12,266	11,680
Stock-based compensation	8,649	8,241
Foreign currency transaction loss	2,054	531
Share in losses of associated companies	2,031	2,425
Revaluation of investments	1,747	1,042
Revaluation of contingent consideration	511	—
Deferred income taxes, net and uncertain tax positions	183	2,581
Other non-cash items, net	493	(95)
Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	15,461	1,081
Inventories	897	(10,123)
Other current assets and prepaid expenses	1,872	2,945
Other non-current assets	3,148	2,746
Accounts payable	(9,507)	(18,547)
Other current liabilities	(115)	1,622
Deferred revenues	(2,202)	3,387
Other non-current liabilities	(4,165)	(5,218)

Net cash provided by (used in) operating activities	7,340	(17,926)

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	—	(16,480)
Purchase of property and equipment	(2,329)	(3,723)
Investments in short-term bank deposits	(10,000)	(12,448)
Proceeds from short-term bank deposits	20,000	111,367
Purchase of intangible assets	(658)	(311)
Other investing activities	(120)	(30)
Investments in unconsolidated entities	(4,993)	(2,453)
Net cash provided by investing activities	1,900	75,922

Cash flows from financing activities
Proceeds from exercise of stock options	149	4
Payment of contingent consideration	(430)	—
Other financing activities	465	851
Net cash provided by financing activities	184	855

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(925)	(168)

Net change in cash, cash equivalents and restricted cash	8,499	58,683
Cash, cash equivalents and restricted cash, beginning of period	82,864	150,686

Cash, cash equivalents and restricted cash, end of period	$91,363	$209,369

Supplemental disclosures of cash flow information
Transfer of inventories to fixed assets	545	3,604
Transfer of fixed assets to inventories	4,692	97
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	91,089	209,139
Restricted cash included in other current assets	274	230
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$91,363	$209,369
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect its results of operations and financial position.
In particular, a number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, most prominently, the extent and speed at which inflation subsides, whether interest rate hikes continue, tighter credit markets and whether capital markets and global supply chains fully recover. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. One of the Company’s global headquarters and one of its manufacturing facilities are located in Israel. As of the filing date of these financial statements, the Company's activities in Israel remain largely unaffected by the war. During the three months ended March 31, 2024, the impact of the war on the Company’s results of operations and financial condition was limited, but such impact may change, and could be significant, as a result of the continuation, escalation or expansion of the war. The Company continues to maintain business continuity plans backed by its inventory levels located outside of Israel.
The results of operations for the three months ended March 31, 2024 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024 as part of the Company’s Annual Report on Form 20-F for such year.
Note 2. New Accounting Pronouncements
Recently issued accounting pronouncements, not yet adopted
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.
Note 3. Certain Transactions
Covestro acquisition
On April 3, 2023 (the “Covestro transaction date”), the Company completed the acquisition of the additive manufacturing materials business of Covestro AG. Covestro’s additive manufacturing business is expected to give the Company the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of its newest technologies. Also, the Company acquired an IP portfolio comprised of hundreds of patents and pending patents, including all of the SOMOS™ portfolio.
The Covestro transaction is reflected in accordance with ASC Topic 805, “Business Combinations”. The assets acquisition transaction meets the definition of a business and was accounted for as a “Business Combinations” transaction, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Covestro AG for the Covestro transaction:

U.S. $ in thousands
Cash payments	$53,815
Issuance of ordinary shares to Covestro stockholders	5,202
Contingent consideration at estimated fair value	659
Other liability	868
Total consideration	$60,544

The fair value of the ordinary shares issued was determined based on the closing market price of the Company's ordinary shares on the Covestro transaction date.
In accordance with ASC Topic 805, the estimated contingent consideration as of the Covestro transaction date was included in the purchase price. The total contingent payments could amount to a maximum aggregate amount of up to €37 million. The payment will be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to Note 9.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values are based on the information that was available as of April 3, 2023. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Allocation of Purchase Price
(U.S. $ in thousands)
Inventory	$10,342
Fixed assets	7,064
Intangible assets	21,929
Other liabilities	(605)
Total identifiable net assets	38,730
Goodwill	$21,814

The allocation of the PPA to net assets acquired and liabilities assumed resulted in the recognition of intangible assets related to developed technology, customer relationship, and trade name. These intangible assets have a useful life of 7 to 10 years. The fair value estimate of the customer relationship was determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows the asset would generate over its remaining useful life. The net cash flows were discounted to present value. The fair value estimate of the developed technology and trade name, were estimated using the "Relief from royalty" method. This valuation technique estimates the fair value of the asset based on the hypothetical royalty payment that a licensee would be required to pay in exchange for use of the asset. Goodwill was recorded as the residual amount by which the purchase price exceeded the provisional fair value of the net assets acquired and is expected to be fully deductible for tax purposes. Goodwill consists primarily of expected synergies of combining operations, the acquired workforce, and growth opportunities, none of which qualify as separately identifiable intangible assets.
Pro forma information giving effect to the acquisition has not been provided, as the results would not be material.
During 2023, the Company completed several transactions, including acquisitions of an entity and additional assets, for a total consideration of $22 million.
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a fully owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.
During 2023, Ultimaker encountered difficulties in its business partially as a result of tighter competition and global market conditions. As a result, senior management at Ultimaker was replaced and the new management implemented a restructuring plan and additional steps to reduce cost and improve profitability. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary. Accordingly the Company recorded an impairment charge in an amount of $13.9 million, which was recorded in share in losses of associated companies in the consolidated statements of operations and comprehensive loss. Management’s cash flow projections for the fair value of the investment in Ultimaker includes significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2024 and December 31, 2023 the equity investment in Ultimaker amounts to $66.9 million and $67.8 million, respectively, which represents the investment in Ultimaker, net of share in net losses for the respective periods in amounts of $1.9 million and $32.4 million, respectively.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under Long-term investments represents investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. During the three months ended March 31, 2024 and during 2023, the Company invested a total of $3.8 million and $11.5 million in non-marketable equity securities and convertible notes of several companies.
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company’s customers’ locations) and revenue type for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(U.S. $ in thousands)
Americas
Systems	$17,993	$21,186
Consumables	35,542	32,572
Service	33,273	36,322
Total Americas	86,808	90,080

EMEA
Systems	9,723	11,402
Consumables	21,170	18,911
Service	7,580	7,567
Total EMEA	38,473	37,880

Asia Pacific
Systems	5,169	7,864
Consumables	9,599	9,036
Service	4,001	4,517
Total Asia Pacific	18,769	21,417

Total Revenues	$144,050	$149,377

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three months ended March 31, 2024 and 2023:

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three Months Ended March 31,
	2024	2023
Revenues recognized in point in time from:	(U.S. $ in thousands)
Products	$99,196	$100,971
Services	13,773	13,691
Total revenues recognized in point in time	112,969	114,662

Revenues recognized over time from:
Services	31,081	34,715
Total revenues recognized over time	31,081	34,715

	$144,050	$149,377
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company’s right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of March 31, 2024 and December 31, 2023.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company’s deferred revenue as of March 31, 2024 and December 31, 2023 was as follows:

	March 31,	December 31,
	2024	2023
	U.S. $ in thousands

Deferred revenue (*)	$73,673	$76,265
*Includes $19.1 million and $23.7 million under long term deferred revenue in the Company's consolidated balance sheets as of March 31, 2024 and December 31, 2023, respectively.
Revenue recognized in 2024 that was included in deferred revenue balance as of December 31, 2023 was $18.6 million for the three months ended March 31, 2024.
Remaining Performance Obligations
Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of March 31, 2024, the total RPO amounted to $100.0 million. The Company expects to recognize $67.2 million of this RPO during the next 12 months, $16.8 million over the subsequent 12 months and the remaining $16.0 million thereafter.
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2024 and December 31, 2023, the deferred commissions amounted to $10.4 million and $10.3 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 5. Inventories
Inventories consisted of the following:

	March 31,	December 31,
	2024	2023
	U.S. $ in thousands
Finished goods	$92,275	$86,908
Raw materials	93,010	96,197
Work-in-process	9,775	9,871
	$195,060	$192,976

Note 6. Goodwill and Other Intangible Assets
      Goodwill
Changes in the carrying amount of the Company’s goodwill during the three months ended March 31, 2024 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2024	$100,051
Foreign currency translation adjustments	(930)
Goodwill as of March 31, 2024	$99,121

Other Intangible Assets
Other intangible assets consisted of the following:

	March 31, 2024			December 31, 2023
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
Developed technology	$403,040	$(305,143)	$97,897	$403,180	$(300,780)	$102,400
Patents	20,115	(10,636)	9,479	19,396	(10,246)	9,150
Trademarks and trade names	22,150	(16,425)	5,725	22,286	(15,936)	6,350
Customer relationships	102,716	(94,622)	8,094	102,520	(92,639)	9,881
Capitalized software development costs	3,308	(3,308)	—	4,367	(4,367)	—

	$551,329	$(430,134)	$121,195	$551,749	$(423,968)	$127,781
Amortization expenses relating to intangible assets for the three months ended March 31, 2024 and 2023 were approximately $6.9 million and $6.2 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2024, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated amortization expenses
U.S. $ in thousands
Remaining 9 months of 2024	$17,181
2025	21,405
2026	21,327
2027	20,490
2028	16,401
2029 and thereafter	24,391
Total	$121,195

Note 7. Net Loss Per Share
The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(In thousands, except per share amounts)
Numerator:
Net loss for basic and diluted loss per share	$(25,983)	$(22,224)

Denominator:
Weighted average shares - for basic and diluted net loss per share	69,993	67,583

Net loss per share
Basic and diluted	$(0.37)	$(0.33)
The computation of diluted net loss per share excluded share awards of 2.3 million and 3.4 million shares for the three months ended March 31, 2024 and 2023, respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
Note 8. Income Taxes
The Company had tax expense of $0.7 million for the three months ended March 31, 2024 compared to tax expenses of $3.8 million for the three months ended March 31, 2023. The Company’s effective tax rate as of March 31, 2024 was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 9. Fair Value Measurements
The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	March 31, 2024			December 31, 2023
Assets:	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Foreign exchange forward contracts not designated as hedging instruments	$—	$91	$—	$—	$164	$—
Foreign exchange forward contracts designated as hedging instruments	—	2,110	—	—	2,087	—
Convertible notes	—	—	7,286	—	—	7,018
Marketable securities	2,147			1,994
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(139)	—	—	(51)	—
Foreign exchange forward contracts designated as hedging instruments	—	—	—	—	(657)	—
Contingent consideration*	—	—	(18,472)	—	—	(18,603)
	$2,147	$2,062	$(11,186)	$1,994	$1,543	$(11,585)

*Includes $6.9 million and $6.7 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of March 31, 2024 and December 31, 2023, respectively.
The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 10. Derivative instruments and hedging activities
Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2024.
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
		2024	2023	2024	2023
	Balance sheet location	U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$91	$164	$40,055	$82,873
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	2,110	2,087	93,733	51,830
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(139)	(51)	61,832	21,168
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	—	(657)	—	74,054
		$2,062	$1,543	$195,620	$229,925
Foreign exchange contracts not designated as hedging instruments
As of March 31, 2024, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $101.9 million, and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the "NIS"), British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $1.3 million and loss of $0.4 million were recognized under financial income (expenses), net for the three months ended March 31, 2024 and 2023, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income (expenses), net.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of March 31, 2024, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $33.9 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The Company transact business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and, accordingly, they are not speculative in nature.
As of March 31, 2024, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of €54.0 million into dollars.
Note 11. Equity
a. Stock-based compensation plans
Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended March 31,
	2024	2023
	(U.S. $ in thousands)
Cost of revenues	$952	$932
Research and development, net	2,131	2,089
Selling, general and administrative	5,566	5,220
Total stock-based compensation expenses	$8,649	$8,241
A summary of the Company’s stock option activity for the three months ended March 31, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2024	1,360,652	$20.67
Granted	—	—
Exercised	(11,393)	13.09
Forfeited	(51,826)	21.87
Options outstanding as of March 31, 2024	1,297,433	20.69
Options exercisable as of March 31, 2024	965,417	$22.25
As of March 31, 2024, the unrecognized compensation cost of $0.3 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.76 years.
A summary of the Company’s RSUs and PSUs activity for the three months ended March 31, 2024 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	3,842,232	$17.95
Granted	1,819,251	11.84
Vested	(772,939)	19.63
Forfeited	(25,181)	18.42
Unvested as of March 31, 2024	4,863,363	$15.40
The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2024, the unrecognized compensation cost of $65.5 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.96 years.
b. Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2024 and 2023, respectively:

	Three Months Ended March 31, 2024
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income (loss) before reclassifications	1,493	(2,186)	(693)
Amounts reclassified from accumulated other comprehensive loss	(811)	—	(811)
Other comprehensive income (loss)	682	(2,186)	(1,504)
Balance as of March 31, 2024	$2,472	$(11,055)	$(8,583)

	Three Months Ended March 31, 2023
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income (loss) before reclassifications	(1,828)	1,255	(573)
Amounts reclassified from accumulated other comprehensive loss	(417)	—	(417)
Other comprehensive income (loss)	(2,245)	1,255	(990)
Balance as of March 31, 2023	$(2,544)	$(11,264)	$(13,808)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 12. Contingencies
Legal proceedings
Litigation with Nano Dimension regarding Stratasys’ Rights Plan and Nano Dimension’s tender offer
On April 25, 2023, the Company was named as a defendant in an action filed by Nano in the Tel-Aviv District Court in which Nano sought declaratory relief declaring that Stratasys’ shareholder rights plan is both illegal and void, and also requested a court order enjoining the Company and its directors from intervening with, or hindering in any way, a tender offer that Nano at the time intended to launch to acquire Stratasys ordinary shares.
On June 8, 2023, in its statement of defense, the Company rejected all of Nano’s claims, stating, among other things, that there was a substantial change of circumstance since Nano’s action was filed due to Stratasys’ entry into the Desktop Metal Merger Agreement on May 25, 2023 and the launch of Nano’s tender offer on May 25, 2023. The Company argued that its rights plan is legal under Israeli law, and that due to the many flaws and unlawful conditions of Nano’s tender offer and Nano’s conduct and circumstances, The Company’s board was obligated to get involved and protect the Company and its shareholders. The Company also submitted a counterclaim to the court, seeking an order restraining Nano from completing its tender offer until certain conditions were to be fulfilled.
On July 18, 2023, in the context of an interim procedural decision, the Israeli court took the opportunity to express its preliminary view on the legality of shareholder rights plans for Israeli companies. The court indicated that it is inclined to view rights plans as permissible under Israeli law; that the adoption of a rights plan by a board should be viewed “with suspicion”; and that the board would bear the burden of proving certain matters related to the adoption of such a plan.
After Nano’s tender offer expired on July 31, 2023, the Tel-Aviv District Court decided that the litigation should be put on hold. On October 10, 2023, the court issued an order instructing the parties to inform it whether they consent to the dismissal of the claim and counter-claim, with no order for costs. On November 15, 2023, Nano informed the court that it requests to resume the proceedings. On December 19, 2023, the court issued an order noting that, from the parties' written submissions, it is appropriate to rule upon one critical question: whether, under Israeli law, a Company can adopt a ‘poison pill’ (i.e., a shareholder rights plan). The court further noted that Nano should consider either amending its claim or withdrawing it and filing a new one. The court emphasized that no new evidence will be allowed and that should Nano choose to proceed with the current action, the only question to be considered by the court is the validity of the poison pill under Israeli law. Nano is due to file its position paper with the court by June 2, 2024.
In a separate action, on July 13, 2023, Nano filed a motion in an Israeli court requesting that the court order, among other things, that (i) the Company correct the agenda sent out to its shareholders in advance of an annual general shareholder meeting scheduled for August 8, 2023, so that the agenda would include Nano’s individual director nominees for the Company’s board, and (ii) the Company issue a new proxy statement and proxy card for the annual general shareholder meeting.
On July 28, 2023, Nano issued a press release in which it announced that it intends to withdraw its nominees for the Company’s board, which Nano reiterated in a press release that it issued on August 1, 2023.
On September 26, 2023, at the parties’ request, the court dismissed the proceedings, without prejudice.
Ordinary course litigation
In addition to the foregoing litigations, the Company is also a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.